tns


06018827

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Judith.George@tns-global.com
Judith George
Assistant Company Secretary

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


SEC MAIL
PROCESSING
RECEIVED
NOV 2 7 2006
WASH. D.C.
213
SECTION

21st November 2006

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Acquisition in Chile. (10th November)

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Judith George

Enc.

PROCESSED
DEC 0 1 2006
THOMSON
FINANCIAL

11/29

f:\users\companysecretarial 060101\plc\letters\sec letters 2006\061121- (securities & exchange commission).doc



For release at 07.00 10 November 2006

Acquisition in Chile expands TNS operations in Latin America

Taylor Nelson Sofres plc (TNS), a world leader in market information, today announces the acquisition of a controlling interest in Time Research SA, the largest independent custom research business in Chile, for an undisclosed sum. This move builds on TNS' strong presence in Latin America, where it has custom businesses in Brazil, Mexico, Argentina and Central America, as well as pan-regional consumer panel coverage.

Time Research includes among its clients many of the major multi-national FMCG companies and also has an extensive local client base. Founded in 1979, the company is based in Santiago and employs 51 people. Its turnover for the year ended 31 December 2005 was £1.6 million and net assets at that date were £0.9 million.

Chief Executive David Lowden, said: "This move into Chile significantly reinforces our presence in the fast growing Latin American region. It will expand our local client base and give those clients access to TNS' global network and the group's extensive research expertise."

Investor Seminar

TNS is today making an operational presentation to investors and analysts, which will focus on the group's strategy of delivering value added information and insights to clients. TNS will not be providing an update on current trading or any new financial information.

The presentation is being held at Cazenove Auditorium, 20 Moorgate, London, EC2 and starts at 10.00. A webcast of the seminar will be available at www.tns-global.com/investors.

For more information, please contact:

Janis Parks, Head of Investor Relations +44 (0)20 8967 1584

LucieAnne Brailsford/Ash Spiegelberg, Brunswick +44 (0)20 7404 5959

Email: janis.parks@tns-global.com

About TNS

TNS is a market information group:

- The world's largest provider of custom research and analysis
- A leader in political and social polling
- A major supplier of consumer panel, media intelligence and TV and radio audience measurement services.

TNS operates across a global network in over 70 countries, allowing us to provide internationally consistent, up-to-the-minute and high quality information and analysis.

The group's employees deliver innovative thinking and excellent service to local and multi-national clients worldwide. In the custom business, they combine in-depth sector knowledge with expertise in the areas of new product development, positioning and segmentation research, brand and advertising research and stakeholder management.

TNS' strategic goal is to be recognised as the global leader in delivering value added information and insights that help our clients to make more effective decisions.

TNS is the sixth sense of business.

www.tns-global.com